[Davis, Graham & Stubbs LLP Letterhead]

November 17, 2005

April Sifford
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Venoco, Inc.
  File No. 333-123711

Dear Ms. Sifford:

        On behalf of Venoco, Inc. (the "Company"), I am responding to your letter dated November 10, 2005 to David Christofferson, Chief Financial Officer of the Company, regarding the Company's Current Report on Form 8-K filed on November 7, 2005 (the "Form 8-K"). The Form 8-K reported that the Company will restate the financial statements included in its Quarterly Reports on Form 10-Q for the first two quarters of 2005.

        Please be advised that the Company intends to file amended Quarterly Reports on Form 10-Q for those periods to reflect the restatement as promptly as practicable, and in no event later than November 30, 2005. In the event the Company is unable to file the amendments by that date, I will notify you in advance.

        If you have any questions on this subject, please call me at (303) 892-7477 or contact John Elofson at (303) 892-7335.

Sincerely,
/s/ PATRICIA PETERSON
Patricia Peterson for DAVIS GRAHAM & STUBBS LLP

PP/jms

cc:
David B. Christofferson